Exhibit 99(b)

Energy Future Holdings Corp. Consolidated

Adjusted EBITDA Reconciliation

	Year Ended December 31, 2009	Year Ended December 31, 2008
	(millions of dollars)
Net income (loss) attributable to EFH Corp.	$344	$(9,838)
Income tax expense (benefit)	367	(471)
Interest expense and related charges	2,912	4,935
Depreciation and amortization	1,754	1,610

EBITDA	$5,377	$(3,764)

Oncor EBITDA	(1,354)	(496)
Oncor distributions/dividends (a)	216	1,582
Interest income	(45)	(27)
Amortization of nuclear fuel	95	76
Purchase accounting adjustments (b)	346	460
Impairment of goodwill	90	8,000
Impairment of assets and inventory write down (c)	42	1,221
Net gain on debt exchange offers	(87)	—
Net income (loss) attributable to noncontrolling interests	64	(160)
EBITDA amount attributable to consolidated unrestricted subsidiaries	3	—
Unrealized net (gain) loss resulting from hedging transactions	(1,225)	(2,329)
Amortization of “day one” net loss on Sandow 5 power purchase agreement	(10)	—
Losses on sale of receivables	12	29
Noncash compensation expenses (d)	11	27
Severance expense (e)	10	3
Transition and business optimization costs (f)	22	45
Transaction and merger expenses (g)	81	64
Insurance settlement proceeds (h)	—	(21)
Restructuring and other (i)	(14)	35
Expenses incurred to upgrade or expand a generation station (j)	100	100

Adjusted EBITDA per Incurrence Covenant	$3,734	$4,845

Add back Oncor adjustments	$1,123	$(267)

Adjusted EBITDA per Restricted Payments Covenants	$4,857	$4,578

(a)	2008 amount includes $1.253 billion distribution of net proceeds from the sale of Oncor noncontrolling interests.
(b)	Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits not recognized in net income due to purchase accounting.
(c)	Impairment of assets includes impairments of emission allowances and trade name intangible assets, impairments of land and the natural gas-fueled generation fleet and charges related to the cancelled development of coal-fueled generation facilities.
(d)	Noncash compensation expenses are accounted for under accounting standards related to stock compensation and exclude capitalized amounts.
(e)	Severance expense includes amounts incurred related to outsourcing, restructuring and other amounts deemed to be in excess of normal recurring amounts.
(f)	Transition and business optimization costs include professional fees primarily for retail billing and customer care systems enhancements and incentive compensation.
(g)	Transaction and merger expenses include costs related to the Merger and abandoned strategic transactions, outsourcing transition costs, administrative costs related to the cancelled program to develop coal-fueled generation facilities, the Sponsor Group management fee, costs related to certain growth initiatives and costs related to the Oncor sale of noncontrolling interests.
(h)	Insurance settlement proceeds include the amount received for property damage to certain mining equipment.
(i)	Restructuring and other for 2009 primarily represents reversal of certain liabilities accrued in purchase accounting and recorded as other income, partially offset by restructuring and nonrecurring activities; 2008 includes a litigation accrual, a charge related to the bankruptcy of a subsidiary of Lehman Brothers Holdings Inc., and other restructuring initiatives and nonrecurring activities.
(j)	Expenses incurred to upgrade or expand a generation station reflect noncapital outage costs.